W Motorhome Sales North America, Inc.



ANNUAL REPORT

625 Bakers Bridge Ave. Ste 105-88

Franklin, TN 37067

(917) 892-3684

https://wingammus.com/

This Annual Report is dated May 1, 2025.

BUSINESS

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is the exclusive North American distributor of some of the most compact, technologically advanced, and luxurious recreational vehicles in the world. For over 40 years, Wingamm Group Srl has been manufacturing motorhomes in Italy. W Motorhome Sales North America, Inc. is bringing Wingamm Group Srl's motorhomes to customers in North America for the first time.

Corporate History: The founders initially developed this opportunity at TM Motorhome Sales, LLC. Subsequently, the founders formed W Motorhome Sales North America, Inc. and acquired all assets and liabilities of TM Motorhome Sales, LLC. All of the assets and liabilities of TM Motorhome Sales, LLC have been transferred to W Motorhome Sales North America via an asset purchase sale so that the company can move forward with its operations as a C-Corp. W Motorhome Sales North America, Inc. is not affiliated with Wingamm Group Srl.

Previous Offerings

2023 Reg CF Offering

Name: Common Stock

Type of security sold: Equity

Final amount sold: $569,599 (based on share price before any share bonuses of $5.25)
Number of Securities Sold: 108,495
Use of proceeds: General corporate purposes.
Date: May 25, 2023 - August 25, 2023
Offering exemption relied upon: Regulation CF

Subsequent to the Reg CF Offering, an additional 27,811 shares were issued in exchange for services provided to the Company.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $146,008 (based on share price before any share bonuses of $5.25)
Number of Securities Sold: 27,811
Use of proceeds: Consideration was in the form of marketing related services.
Date: January 1, 2024 - April 30, 2024
Offering exemption relied upon: Regulation CF

As of this filing, TM Motorhome Sales LLC is the only holder of 5% or more of the outstanding equity of the Company.

TM Motorhome Sales LLC is controlled by Tony Diamond and Michael Sloan.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2024 Compared to 2023

Operating Results – 2024 Compared to 2023

During 2024, the Company continued to develop its business opportunities but remained pre-revenue (but see "Subsequent Events – Operating Results" below).

Subsequent Events

Pre-Revenue/Launch Activities

Roadside Assistance Protection
On January 13, 2025, the Company announced the Wingamm Concierge program in partnership with Vehicle Administrative Services' (VAS) SafeRide Motor Club, a provider of emergency roadside assistance and related consumer auto protection products. All Wingamm motorhome purchasers in the U.S. will receive a complimentary year of membership in the Wingamm Concierge Program, providing access to VAS for service and repairs.

Trade Show Launch
On January 14, 2025, the Company formally launched U.S. sales of Wingamm recreational vehicles at the Florida RV SuperShow in Tampa, Florida. In conjunction with the six-day RV show, the Company hosted a launch dinner event at the Seminole Hard Rock Hotel and Casino, attended by customers, Company investors, social media influencers and members of the press as well as by Wingamm Group CEO, Lorena Turri and Wingamm Group General Counsel, Erica Turri.

Additional Service Center Agreements
On April 6, 2025, the Company executed an agreement with FIN Coachworks INC to operate as an authorized Wingamm service center at its Petaluma, California service center location. On April 11, 2025, the Company executed an agreement with 3R RV Service Center LLC to operate as an authorized Wingamm service center at its location in St. Louis, Missouri. On April 18, 2025, the Company executed an agreement with Auto and RV Specialists, Inc. DBA RV Specialists to operate as an authorized Wingamm service center at its location in Rancho Cucamonga, California. On April 24, 2025, the Company executed an agreement with Frost Innovations LLC DBA American Dreams RV Service to operate as an authorized Wingamm service center at its location in Lake City, Florida.

Operating Results
On March 7, 2025, Wingamm Utah delivered a U.S. Wingamm Oasi 540.1 to the first U.S. Wingamm customer. This transaction resulted in the Company's first recognition of revenue.

Other Matters
How long can the business operate without revenue:

We estimate that we can operate the business for approximately four months without revenue generation. The bulk of our costs are directly related to revenue generating activities and to an extent can be deferred until such revenue generation occurs. Subject to the risks outlined below, it is anticipated that product deliveries this year will contribute positive cash flow to the Company. However, the Company's growth targets require access to capital beyond that currently expected to be generated by the Company's operating activities in 2025.

Foreseeable major expenses based on projections:

Previously, the Company projected that over 84% of our total expenses would be our wholesale purchases of motorhomes which would in turn be sold to dealers and then to consumers. However, under our current operating model, the Company facilitates the purchase of inventory by its dealership partners directly from the manufacturer, Wingamm Group Srl. Under this model, the inventory does not pass through the Company's balance sheet. Under this model, the Company's revenue and cost of goods sold are both lower than they would have been under the previously envisioned operating model, but the Company's profit per motorhome unit sold to a consumer remains substantially unchanged. The Company now expects the bulk of its expenses to stem from brand development and marketing activities, including but not limited to the development of retail showrooms, trade show presentations and social media marketing as well as general and administrative activities.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms, some of which may be Company operated and some of which may be franchisee operated, with a geographic coverage

accessible to most of the U.S. population. The establishment of these showrooms will require substantial capital investment by the Company.

Future operational challenges: Tariffs

Recent and future developments in United States government policy relating to import tariffs may create challenges for our business operations. The Company's revenue generation is dependent upon the importation of recreational vehicles from Italy to the United States. Currently, the Company pays import duties at the time they are assessed, but is reimbursed by the dealership partner who bills the tariff cost to the end customer as a distinct line item in the consumer's order form and invoice. Uncertainty as to the amount of assessed tariffs on future recreational vehicles may be impacting customers' confidence to place orders for Wingamm recreational vehicles. Depending on the outcome of tariff negotiations between the United States and the European Union, assessed tariffs may reach a level that many customers are not willing to pay, reducing demand for the recreational vehicles produced by Wingamm Group Srl, upon which our business depends. See "Risk Factors – Tariff Policy Disruption" below.

Future challenges related to capital resources: Dealership Constraints

Under the Company's current operating model discussed above, the pace of recreational vehicle deliveries is constrained by the balance sheet and credit capacity of the Company's dealership partners. The Company is working with its dealership partners to assist them in attempting to secure additional sources of financing for inventory. The Company and its dealership partners are pursuing both traditional "floorplans" as well as financing from private credit sources. To the extent the dealership partners are not able to secure additional capital, the rate of deliveries may not keep pace with demand, reducing the revenue potential of the Company. As of April 25, 2024, the Company has 137 customers that have placed motorhome reservations, of which some have executed a purchase order with our dealership partners and paid a $45,000 deposit. However, due to the constraints discussed above, the Company does not expect to satisfy all of this demand in calendar year 2025. As the Company and its dealership partners establish a track record of recreational vehicle deliveries, access to capital for inventory financing may ease, allowing the rate of deliveries to increase over time.

Future milestones and events: Initial Delivery; Potential New Models; Manufacturer Capacity Constraints

While our timeline to U.S. customer deliveries was pushed out, one of our dealership partners delivered the first motorhome to a U.S. customer in March 2025, generating the Company's first revenues. Our dealership partners have collected purchase orders and $45,000 non-refundable deposits from additional customers expected to receive their Oasi 540.1 motorhome deliveries in 2025.

We are currently offering one Wingamm model, the Oasi 540.1. However, the Company recently announced Wingamm Group Srl's MSRP for the Oasi 610 and the Oasi 690. The Company has already taken reservations for these additional models and targets to facilitate deliveries to U.S customers in early 2026, though subject to RVIA Certification.

Our principal supplier, Wingamm Group Srl has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

Operating Results – 2023 Compared to 2022

The discussion and analysis below is intended to reflect Management's views as of the filing of the Company's 2023 Form C-AR.

How long can the business operate without revenue:

We had estimated that we could operate the business for approximately six months without revenue generation but this was extended through deferred incurrence of expenses. The bulk of our costs are directly related to revenue generating activities and can be deferred until such revenue generation occurs.

Foreseeable major expenses based on projections:

We project that over 84% of our total expenses will be our wholesale purchases of motorhomes which will in turn be sold to dealers and then to our end customers. We project that approximately 4% of our total expenses will be for personnel engaged in customer service, operations management and financial management. We project that the balance of our total expenses will be spread across various sales and marketing activities and general and administrative requirements.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms with a geographic coverage accessible to most of the U.S. population. This establishment of these showrooms will require substantial capital investment.

Future operational challenges: Pandemic; Pending Dealer Partnerships; Manufacturer Ramp-Up

Global supply chains have been impacted by the Covid-19 pandemic, putting strains on the global RV industry's ability to produce motorhomes. At the same time, we believe that the pandemic contributed to increased demand in the RV industry, driving it to an all-time high in 2021. We have been forced to delay our initial U.S. launch several times due to supply chain interruptions and additional supply chain challenges may arise.

While we have received interest from many dealers seeking to carry Wingamm products, we have not yet finalized any dealer partnerships. We cannot deliver motorhomes to customers until an authorized dealer is in place. We continue to work diligently to finalize a dealer partnership on satisfactory terms.

Our principal challenge for the foreseeable future will be Wingamm Group producing motorhomes fast enough to meet our overwhelming demand and maintaining our customer relationships, as the time between customer order placement and customer delivery may be substantial. Recently, Wingamm Group has raised the MSRP of the Oasi 540.1 motorhome from $145,000 to $188,500. The announcement of this price increase and the delay of the US launch resulted in a large number of reservation cancellations. As of April 16, 2024, we have 121 active motorhome reservations, which we estimate will generate over $22 million of revenue upon delivery. It is important to note that the revenue generated from these sales is expected to be attributed to W Motorhome Sales North America's authorized dealership partners. The dealership partners will then transfer the revenues to W Motorhome Sales North America net of a dealership processing fee and certain allowed costs. Our principal supplier has informed us that they have plans to increase production capacity, but it will take some time for the new production capacity to come online.

Future challenges related to capital resources:

As supply chains normalize and our principal supplier increases manufacturing capacity, we expect to increase our rate of deliveries over time. This will result in more inventory in-process at any given time and will require a greater working capital investment from our company.

Future milestones and events:

While our timeline to U.S. customer deliveries has been pushed out, we had expected to begin delivering the first motorhomes to U.S. customers some time in 2024, with a current estimate of late summer. In addition to generating revenue, we believe this milestone will lead to an increase in reservations as we have spoken to many potential customers on our interest list of over 10,000 people who are waiting to see the delivery of a U.S. Wingamm motorhome before they feel comfortable paying our $1,000 reservation fee.

We had expected to launch in 2024 with one Wingamm model, the Oasi 540.1. However, we plan to expand to Wingamm's additional models in future years. We expect this will increase demand as many of our potential customers on our interest list have expressed interest in models other than the Oasi 540.1.

Our principal supplier has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

Liquidity and Capital Resources
At December 31, 2024, the Company had cash and cash equivalents of $1,546,944.34. Of this amount, $1,450,000 serves as collateral for a standby letter of credit that we are required to maintain as a condition of our distribution agreement with Wingamm Group Srl and $105,000 consists of refundable customer reservation fees. The Company contemplates raising additional funds through issuance of debt, equity or a combination thereof, including through a new Regulation CF crowdfunding offering, though there can be no guarantees that such an offering will come to fruition.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $1,546,944.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan
Principal Amount Owed: $1,450,000.00
Interest Rate: 5.0%
Maturity Date: March 31, 2026
The lenders may call the debt at any time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Lawrence Sloan was appointed Chief Financial Officer of the Company on March 1, 2025.

Our directors and executive officers as of the date hereof, are as follows:

Name: Tony Diamond
Tony Diamond's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, CEO and President
Dates of Service: September, 2022 - Present
Responsibilities: Oversight of strategy, operations and sales and marketing. Currently does not take a salary. Based on our current financial projections, which are subject to change, it is estimated that Tony will begin taking a salary some time in 2025. Tony may also earn a fee of $500 per motorhome on motorhome sales, such fees to be paid only upon completion of eligible motorhome sales.

Other business experience in the past three years:
Employer: GS Vanlife, Inc.
Title: Director and CEO
Dates of Service: November, 2019 - Present
Responsibilities: This is a motorhome rental entity at the early stages of development with no meaningful business activities. It is not a competitor to the Company but may be a customer of the Company in the future.

Other business experience in the past three years:
Employer: StayTony, Inc. Title:
Director and CEO
Dates of Service: October, 2018 - Present
Responsibilities: Tony oversees this small apartment management company, which is not pursuing growth and requires very little attention.

Other business experience in the past three years:

Employer: 1724 N El Cerrito PL, LLC Title: Real Estate
Dates of Service: November, 2022 - Present
Responsibilities: Ownership and management of bulk purchase of 24 individually parceled manufactured homes with retired titles and 1 lot in the Eagle View Estates subdivision in Greensboro, GA.

Other business experience in the past three years:
Employer: TM Motorhome Sales, LLC
Title: Manager
Dates of Service: October, 2020 – Present
Responsibilities: Managing TM Motorhome Sales LLC's ownership stake in W Motorhome Sales North America, Inc.

Name: Norman D. Sloan
Norman D. Sloan's current primary role is as an attorney with Norman D. Sloan, A Professional Corporation. Norman Sloan currently serves as needed in his role with the Issuer.
Position currently held with the issuer:
Position: Director
Dates of Service: April, 2024 – present
Present Responsibility: Member of Board of Directors.

Other business experience in the past three years:
Employer: Norman D. Sloan, A Professional Corporation
Title: Sole Director and President, Chief Financial Officer and Secretary
Dates of Service: December, 1996 – Present
Responsibilities: Mr. Sloan engages in the practice of law through Norman D. Sloan, A Professional Corporation.

Other business experience in the past three years:
Employer: Green Park Investment Corp.
Title: Director and President
Dates of Service: February, 1997 – Present
Responsibilities: Mr. Sloan oversees the brokerage, real estate management and real estate investment activities of Green Park Investment Corp.

Name: Lawrence Sloan
Lawrence Sloan's current primary role is with CNA Enterprises, Inc. Lawrence Sloan currently serves as needed in his role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: March 1, 2025 – Present
Responsibilities: Oversees financial management.

Other business experience in the past three years:
Employer: CNA Enterprises, Inc.
Title: Chief Operating Officer
Dates of Service: September 19, 2005 – Present
Responsibilities: Oversees all aspects of the ownership and operation of CNA's portfolio of commercial real estate assets.

Name: Joel Sevilla
Joel Sevilla's current primary role is with Track Visual Effects Ltd. Joel Sevilla currently serves as needed in his role with the Issuer.
Positions and offices currently held with the issuer:
Position: Secretary
Dates of Service: September, 2022 – Present
Responsibilities: Oversees maintenance of corporate records and minutes.

Other business experience in the past three years:
Employer: Track Visual Effects Ltd., a movie special effects production company.
Title: Director and CEO
Dates of Service: November, 2018 – Present
Responsibilities: Track Visual Effects is a team of technical artists in camera and rigid/soft tracking, body matchmove, layout, stereo, previz, techviz, postviz, and on-set supervision. Joel oversees operations and business development.

Other business experience in the past three years:
Employer: Atlas Cloud Enterprises
Title: Director and CEO
Dates of Service: July, 2020 – Present
Responsibilities: Atlas Cloud Enterprises is a data center that provides co-located and dedicated rackmount servers along with AI consultation, strategies, development, and deployment. Joel oversees operations and business development.

The three employees listed above are the sole employees of the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: TM Motorhome Sales LLC (Managers Tony Diamond and Michael Sloan)
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 96.7

RELATED PARTY TRANSACTIONS

Name of Entity: GS Vanlife, Inc.

Names of 20% owners: Tony Diamond; Michael Sloan
Relationship to Company: CEO, President and Director, and former CFO, former Secretary and former Director, respectively

Nature / amount of interest in the transaction: GS Vanlife, Inc., a company owned by the same controlling owners, has entered into an agreement to pay TM Motorhome Sales LLC cash for the right to use the Company's showroom motorhomes for product testing and marketing when available.

Material Terms: Subsequently, all rights and obligations of this agreement were transferred to W Motorhome Sales North America, Inc.

OUR SECURITIES

The company has authorized equity stock with 4,000,000 shares of Common Shares issued to the Principal Security Holders noted above. As part of the Regulation Crowdfunding raise, the Company issued 136,306 shares of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,136,306 outstanding as of April 10, 2025.
Voting Rights
One vote per share. Please see voting rights of securities below. Material Rights
Voting Rights of Securities

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.
If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company"), in particular as a start-up company, involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Delayed Deliveries Only one delivery has been made of a motorhome and prior projections of such deliveries have not been as expected due to, among other things, the timing of RVIA certification, the building out of a franchise dealership networks, supply chain delays and capital constraints. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company

to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuations for the prior offerings were established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit at attractive rates when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of prior offerings and other company resources. The use of proceeds and resources is based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, distribution of Recreational Vehicles produced by Wingamm Group Srl. Our revenues are therefore dependent upon the general market for Recreational Vehicles and the specific market for Wingamm Recreational Vehicles. We may never have an operational product or service It is possible that future models, the Oasi 610 and the Oasi 690, may never be operational Wingamm Group products conforming to U.S. laws and regulations, such requisite approvals may be significantly delayed, or that these products may never be used to engage in transactions. It is possible that the failure to release these products is the result of a change in business model upon Company's making a determination that release of these new models, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors, or that Wingamm Group decides it is not in its interest to devote resources for sales of these models in the U.S. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying Common Stock as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company will likely need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. Our products could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can

be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet experienced a profitable year W Motorhome Sales North America, Inc. was formed on September 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. W Motorhome Sales North America has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and only recently generated its first revenues. If you are investing in this company, it is because you think that bringing Wingamm Group Srl's Recreational Vehicles to the United States is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), NHTSA (National Highway Traffic Safety Administration) and other relevant state and federal government laws and regulations. Laws and regulations concerning the selling of our products may be subject to change and, if they do, then the selling of our products may no longer be possible or in the best interest of the Company. At such point the Company may no longer want to sell our products and therefore your investment in the Company may be affected. It should be noted that recent and potential future disruptions to federal governmental entities, and federal statutory interpretation and regulations may have an adverse impact on the Company and Wingamm Group, and their operations (also see "Tariff Policy Disruption" below). Our ability to sell our products or services is dependent on outside government regulation which can be subject to change at any time. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Supply Chain Disruption Our business plans are entirely dependent upon a single supplier, Wingamm Group Srl, which is based in Italy. Any disruption of Wingamm Group Srl's operations or of its supply chain, including disruptions to shipping or changes in shipping costs, would likely have a material adverse impact on our Company. Our ability to generate revenues is dependent upon our supply of Recreational Vehicle products from Wingamm Group Srl and any failure of Wingamm Group Srl to supply Recreational Vehicle products to us or our dealership partners at prices acceptable to the market would likely have a material adverse impact on our Company. Tariff Policy Disruption Our business plans are entirely dependent upon a single supplier, Wingamm Group Srl, that is based in Italy. The recent increase of the tariff applied to products imported to the United States from the European Union has adversely impacted our Company. Our ability to generate revenues and profits is dependent upon demand for Wingamm products. The recently increased tariff rate and any further increase in the applicable tariff may reduce the overall consumer value proposition of Wingamm products to a level that impacts demand, having a material adverse impact on our Company and its operating revenues. Most competing motorhomes are manufactured in the United States and, while they may use imported parts subject to increased tariffs, it is probable that the impact of tariffs on competing motorhomes will not be as significant as the impact on Wingamm motorhomes. In addition, Wingamm Group could make a business decision not to specifically manufacture for the U.S. market.if tariffs significantly depress demand. Availability of Consumer Financing We expect that a significant portion of our customers will finance their RV purchases, and increases in interest rates can reduce consumer affordability and demand for our recreational vehicles. Our business model is impacted by general economic conditions in our markets, including inflation and interest rates, as well as the health of the RV industry, and ongoing economic and financial uncertainties could cause a decline in consumer spending that could adversely affect our business, financial condition and results of operations. As a business that relies on consumer discretionary spending, we have in the past and may in the future be adversely affected if our customers reduce, delay or forego their purchases of our services, protection plans, products and resources as a result of: ● job losses, lower income levels or other population and employment trends; ● bankruptcies; ● higher consumer debt costs; ● higher interest rates; ● reduced access to credit; ● higher energy and fuel costs; ● relative or perceived cost, availability and comfort of RV use versus other modes of travel, such as air travel and rail; ● falling home prices; ● lower consumer confidence or discretional consumer spending; ● higher inflation rates; ● uncertainty or changes in tax policies and tax rates; ● uncertainty or changes in import/export policies, including tariffs; ● uncertainty due to national or international security concerns; or ● other general economic conditions, including deflation and recessions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

W Motorhome Sales North America, Inc.

By /s/ *Tony Diamond*

    Name: W Motorhome Sales North America, Inc.

    Title: Chief Executive Officer, President and Director

Exhibit A

FINANCIAL STATEMENTS



W Motorhome Sales North America, Inc. (d/b/a Wingamm USA)
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2024

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: W Motorhome Sales North America, Inc. Management

We have reviewed the accompanying financial statements of W Motorhome Sales North America, Inc. (the Company) d/b/a Wingamm USA, which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 30, 2025

W MOTORHOME SALES NORTH AMERICA, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,
		2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	1,546,944
Total Current Assets		1,546,944
Non-Current Assets:		
Intangible Assets - net	$	2,500
Total Non-Current Assets		2,500
TOTAL ASSETS	$	1,549,444
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	53,411
Deferred Revenue		105,000
Notes Payable - Related Party - ST		1,479,154
Accrued Interest - Notes Payable		105,352
Total Current Liabilities		1,742,917
TOTAL LIABILITIES		1,742,917
EQUITY		
Common Stock	$	414
Additional Paid-in Capital		649,258
Accumulated Deficit		(843,144)
TOTAL EQUITY		(193,473)
TOTAL LIABILITIES AND EQUITY	$	1,549,444

See Accompanying Notes to these Unaudited Financial Statements

W MOTORHOME SALES NORTH AMERICA, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2024
Operating Expenses	
Advertising and Marketing	$ 46,509
General and Administrative	135,596
Rent Expense	4,450
Taxes	1,080
Total Operating Expenses	**187,635**
Total Loss from Operations	$ **(187,635)**
Other Income (Expense)	
Interest Earned	$ 26,377
Interest Expense	(72,897)
Total Other Income (Expense)	**(46,520)**
Net Income (Loss)	$ **(234,155)**

See Accompanying Notes to these Unaudited Financial Statements

W MOTORHOME SALES NORTH AMERICA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Ending balance at 12/31/23	4,136,306	414	649,258	(608,990)	40,682
Net income (loss)	-	-	-	(234,155)	(234,155)
Ending balance at 12/31/24	4,136,306	414	649,258	(843,144)	(193,473)

See Accompanying Notes to these Unaudited Financial Statements

W MOTORHOME SALES NORTH AMERICA, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	$ (234,155)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Current Assets	27,057
Accounts Payable	44,186
Deferred Revenue	1,000
Accrued Interest - Notes Payable	12,393
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	84,636
Net Cash provided by (used in) Operating Activities	$ (149,519)
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	$ -
FINANCING ACTIVITIES	
Notes Payable - Related Party - ST	(1,315)
Net Cash provided by (used in) Financing Activities	(1,315)
Cash at the beginning of period	1,697,778
Net Cash increase (decrease) for period	(150,834)
Cash at end of period	$ 1,546,944

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

W Motorhome Sales North America, Inc. ("the Company") d/b/a Wingamm USA, was formed in Delaware on September 7th, 2022. The Company intends to generate revenue by distributing motorhomes manufactured by Wingamm Group Srl of Italy ("the Manufacturer") to U.S. recreational vehicle dealers for resale to U.S. consumers. The Company's headquarters is in Nashville, Tennessee. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of a Single Supplier

The Company is entirely dependent on a sole supplier, Wingamm Group Srl of Italy, for its supply of motorhomes. Any disruption in the relationship with Wingamm Group Srl of Italy, or any interruption in their ability to manufacture or deliver products, could have a material adverse effect on the Company's business operations and financial condition. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. Management plans to mitigate this risk by maintaining the $1.45 million letter of credit required under the exclusive distribution agreement with Wingamm Group Srl of Italy.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes that the Company will continue to operate and meet its obligations as they come due over the next twelve months. While the Company reports significant cash on hand as of December 31, 2024, a substantial portion of this cash originates from related-party promissory notes and is held as collateral for a $1.45 million letter of credit issued in connection with a motorhome import arrangement (see Notes 3 and 5). This arrangement limits the Company's access to these funds for general operating purposes. Additionally, the Company has incurred operating losses since inception and may continue to generate losses in the near term. To support its operations, the Company has also received short-term advances from its directors, a portion of which remains outstanding. Although management intends to generate revenue and raise capital to meet ongoing liquidity needs, there can be no assurance these efforts will be successful. These circumstances raise substantial doubt about the Company's

ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

In September 2022, the Company entered into an Asset Purchase Agreement with its parent, TM Motorhome Sales, LLC, a Delaware Limited Liability Company formed on October 27, 2020. Under the agreement, the LLC transferred all assets related to its business as the exclusive provider of Wingamm recreational vehicles in the U.S., along with all associated liabilities, in exchange for 4,000,000 shares of the Company's common stock. The transaction was accounted for as an asset acquisition. The LLC continues to exist as a separate legal entity.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,546,944 in cash and cash equivalents as of December 31, 2024.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of the sale rights agreement. On October 21, 2020, Tony Diamond, a company director, purchased the exclusive rights to sell Wingamm motorhomes in the U.S. along with a right of first refusal for exclusive sales rights in Canada and Mexico from GS Vanlife, Inc. for $2,500. These rights were subsequently contributed to the Company as a non-cash capital contribution. The carrying value of the asset remained $2,500 as of December 31, 2024.

Preliminary project and post-implementation costs are expensed as incurred. The Company amortizes its sale rights on a straight-line basis over a determined useful life of 10 years, commencing upon the first motorhome delivery in the U.S. As no such deliveries had occurred as of December 31, 2024, no amortization expense has been recognized.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company intends to generate revenue by distributing motorhomes. The Company's performance obligation will be the delivery of its vehicles and revenue will be recognized at the point in time when control of the vehicle transfers to the customer upon delivery.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office expenses, travel, utilities, meals, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse
.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

GS Vanlife, Inc., which is also owned by Tony Diamond, Director and Michael Sloan, former Director, initially agreed to pay TM Motorhome Sales LLC, the Company's majority shareholder, for the right to use showroom motorhomes for product testing and marketing. Subsequently, all rights and obligations related to this agreement were assigned to the Company.

On September 19, 2022, and December 15, 2022, the Company entered into various Letters of Credit Promissory Notes with Tony Diamond, Director and Michael Sloan, former Director, and their immediate family members for a total of $1.45 million. See Note 5. These unsecured notes bear interest at 5% and mature either upon the holder's demand or on March 31, 2025. In the event of default, the interest rate increases to 10%. The proceeds from these notes were originally received by the LLC and are held solely as collateral to secure a $1.45 million letter of credit issued for the benefit of Wingamm Group Srl of Italy in connection with the export of motorhomes to the Company. Following the execution of the Asset Purchase Agreement in September 2022 (see Note 2), the sale agreement with the Manufacturer was assigned to the Company. However, the letter of credit remains in the LLC's name, and the Company has agreed to assume all related costs, including interest payments and bank fees.

As of December 31, 2024, Tony Diamond, Director and Michael Sloan, former Director provided the Company with a total advance of $36,097 to fund operations of which $6,943 has been repaid. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company maintains an exclusive North American distribution agreement with its principal supplier, Wingamm Group Srl of Italy. As a condition of this agreement, the Company is required to maintain a $1.45 million letter of credit for the benefit of Wingamm Group Srl of Italy. The issuing bank requires that this letter of credit be fully cash collateralized. To meet this requirement, the LLC obtained various loans from related parties. The loan proceeds are restricted and may be used solely to provide collateral for the letter of credit; they are not available for any other use or to satisfy any other obligations.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - Related Party:

On September 19, 2022, the Company entered into a loan agreement with Tony Diamond, one of the Company's directors, a related party, for $225,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $241,348. See Note 3.

On September 19, 2022, the Company entered into a loan agreement with Michael Sloan, former Director of the Company, a related party, for $150,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $160,899. See Note 3.

On September 19, 2022, the Company entered into a loan agreement with Marla Diamond, Trustee of the Marla Diamond Trust - 1994, Tony Diamond's mother, a related party, for $500,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $536,328. See Note 3.

On September 19, 2022, the Company entered into a loan agreement with Norman Sloan, Trustee of a Professional Corporation Retirement Plan Trust, Michael Sloan's father, a related party, for $100,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $107,824.See Note 3.

On September 19, 2022, the Company entered into a loan agreement with Norman Sloan and Nancy Sloan, Trustees of the 2004 Restatement of the Norman David Sloan And Nancy Arlene Sloan Inter Vivos Trust Dated June 29, 1976, Michael Sloan's father and mother respectively, both related parties, for $185,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $196,263. See Note 3.

On December 15, 2022, the Company entered into a loan agreement with Norman Sloan, Trustee of a Professional Corporation Retirement Plan Trust, Michael Sloan's father, a related party, for $290,000. The loan carries an interest rate of 5% per annum, has a stated maturity date of March 31, 2025, and is also payable on

demand. As of December 31, 2024, the outstanding principal and interest balance on the loan was $312,690. See Note 3.

As of December 31, 2024, Tony Diamond and Michael Sloan provided the Company with a total advance of $36,097 to fund operations of which $6,943 has been repaid. The amount due as of the report date is $29,154, which is non-interest-bearing, unsecured, and payable on demand. See Note 3.

Debt Summary

| | | | | For the Year Ended December 2024 | | | |
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	1,450,000	5%	Upon Demand - 3/31/2025	1,450,000	-	1,450,000	105,352
Due to Related Party	29,154	0%	On Demand	29,154	-	29,154	-
Total				**1,479,154**	**-**	**1,479,154**	**105,352**

Debt Principal Maturities 5 Years Subsequent to 2024	
2025	1,479,154
2026	-
2027	-
2028	-
2029 and Beyond	-
Totals	**1,479,154**

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of common stock with a par value of $0.0001 per share. A total of 4,136,306 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2025, the date these financial statements were available to be issued.

On March 31, 2025, the Company executed an amendment to the terms of its outstanding notes payable, extending the maturity date from March 31, 2025 to March 31, 2026. As of December 31, 2024, the notes had a remaining term of less than 12 months and were therefore classified as current liabilities in the accompanying balance sheet. The extension of the maturity date occurred after the balance sheet date and is disclosed here as a subsequent event.



W Motorhome Sales North America, Inc. (the "Company") a Delaware Corporation

(**dba Wingamm USA**)

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
W Motorhome Sales North America, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 16, 2024

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,697,778
Subscription Receivable	27,057
Total Current Assets	1,724,835
Non-current Assets	
Intangible Assets: Exclusive Rights, net of Accumulated Amortization	2,500
Total Non-Current Assets	2,500
TOTAL ASSETS	1,727,335
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	9,225
Due to Related Party	30,469
Refundable Reservation Fees	104,000
Notes Payable - Related Party	1,450,000
Accrued Interest - Notes Payable	92,959
Total Current Liabilities	1,686,653
TOTAL LIABILITIES	1,686,653
EQUITY	
Common Stock	28
Additional Paid in Capital, net of Discounts	649,643
Accumulated Deficit	(608,990)
Total Equity	40,682
TOTAL LIABILITIES AND EQUITY	1,727,335

Consolidated Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	76,858
General and Administrative	135,836
Rent and Lease	9,393
Total Operating Expenses	222,087
Operating Income (loss)	(222,087)
Other Income	
Interest Income	45,861
Other	-
Total Other Income	45,861
Other Expense	
Interest Expense	72,500
Other	-
Total Other Expense	72,500
Earnings Before Income Taxes	(248,726)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(248,726)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(248,726)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	-
Changes in Operating Assets and Liabilities:	
Subscription Receivable	(27,057)
Accounts Payable	2,416
Refundable Reservation Fees	(63,000)
Accrued Interest - Notes Payable	72,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(15,141)
Net Cash provided by (used in) Operating Activities	(263,866)
FINANCING ACTIVITIES	
Issuane of Common Stock	569,599
Discounts on Stock Issuance	(92,428)
Payments on Amounts Owed to Directors	(6,943)
Net Cash provided by (used in) Financing Activities	470,229
Cash at the beginning of period	1,491,416
Net Cash increase (decrease) for period	206,362
Cash at end of period	1,697,778

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		APIC	Discounts on Issued Shares	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount				
Beginning Balance at 1/1/2023	4,000,000	17	172,483	-	(360,265)	(187,765)
Issuance of Common Stock	108,495	11	569,588	(92,428)	-	477,171
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(248,726)	(248,726)
Ending Balance 12/31/2023	4,108,495	28	742,071	(92,428)	(608,991)	40,681

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

W Motorhome Sales North America, Inc. ("the Company") dba Wingamm USA was formed in Delaware on September 7th, 2022. The Company plans to earn revenue by distributing motorhomes produced by Wingamm Group srl of Italy to U.S. recreational vehicle dealers for ultimate sale to U.S. consumers. The Company's headquarters are in Westport, Connecticut. The Company's customers will be located in the United States.

The Company has completed a regulation CF offering in 2023. The Company's management does not anticipate conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital at this time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Basis of Consolidation

The financials of the Company include its parent company, TM Motorhome Sales LLC ("the LLC"), a Delaware entity formed on October 27th, 2020. In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with the LLC whereby the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities in exchange for 4,000,000 shares of the Company's Common Stock. Any operating activities related to the LLC are reflected on the Company's consolidated financial statements, and all significant intercompany transactions have been eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company's cash is held within financial institutions with the standard deposit insurance coverage limit of $250,000. As of December 31, 2023, a portion of the Company's ending cash balance in the amount of $1,497,104 was held within one financial institution, resulting in a total uninsured cash balance of $1,247,104. This cash is strictly held as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of the Manufacturer (please see Note 3 for further information).

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation will be the delivery of its recreational vehicles. Revenue will be recognized when control of the vehicle transfers upon delivery to the customer.

Other Income

As of December 31, 2023, the Company earned interest in the total amount of $45,861 which accrued upon the total principal balance of $1,450,000 received from numerous related party promissory notes (please see Note 3 for further information).

Refundable Reservation Fees

As of December 31, 2022, the Company had total refundable reservation fees of $167,000. Throughout 2023, the Company collected additional reservation fees of $110,000 from its customers, and returned $173,000 for various cancellation reasons, resulting in a total ending balance of $104,000 as of December 31, 2023. These reservation fees hold the corresponding customer's place in line for the receipt of a motorhome as it comes off the Company's supplier's production line. These reservation fees are fully refundable at any point in time for any reason. The Company's management intends to apply these fees towards a customer's non-refundable deposit once the corresponding motorhome nears its completion date.

Intangible Assets

The Company's intangible asset consists of Exclusive Rights and is recorded at cost less any impairment losses. These exclusive rights have a useful life of 10 years following the Company's first delivery of a motorhome in the US. Because the Company has not yet delivered a motorhome, no amortization has been recorded as of December 31, 2023. In October 2020, the exclusive rights to sell Wingamm motorhomes in the US with a further right of first refusal for exclusive rights to sell Wingamm motorhomes in Canada and Mexico were purchased by one of the Company's Directors from GS Vanlife, Inc. for a total of $2,500 (please see TM Motorhome Sales LLC Review Report for the

years ended December 31, 2021 and 2020). These exclusive rights were then contributed to the Company in the form of a noncash capital contribution. The ending balance of this asset was $2,500 as of December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September and December 2022, the Company entered into numerous Letter of Credit Promissory Notes with the Company's Directors and the Directors' immediate family members totaling $1,450,000. These notes bear an interest rate of 5.00%, are not secured, and all mature either upon demand of the holder, or in March 2025. The interest rate shall increase to 10.00% in the event of default. The proceeds from these notes were initially received by the LLC and are solely used as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of Wingamm Group srl of Italy ("the Manufacturer") in the ordinary course of business of exporting its motorhomes to the Company. The

distribution agreement between the LLC and the Manufacturer was assigned to the Company upon execution of the Asset Purchase Agreement in September 2022 (please see disclosure above); however, this letter of credit for the benefit of the Manufacturer has not been amended to name the Company as the party responsible for its repayment obligations. Instead, the Company has agreed to assume all costs related to the LLC's maintenance of this letter of credit, such as the associated interest payments and bank fees. The total ending balance of these notes consisted of $1,450,000 worth of principal, and $92,959 worth of accrued interest as of December 31, 2023.

In June 2022, the Company received a total advance of $10,000 from two of its Directors for the purposes of funding operations. Furthermore, these two individuals along with a third investor of the Company's controlling shareholders personally paid for the Company's operating expenses in the total amount of $27,412. Both amounts bear no interest rate, no security, and are due upon demand. The total ending balance of this advance and reimbursable expenses was $30,469 as of December 31, 2023.

A verbal agreement has been reached whereby one or more of the Directors is to receive a commission for each motorhome sale generated during a specified period of time. This agreement and its terms have yet to be formally executed, and no commissions resulting from it have been paid as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding numerous promissory notes involving related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	$ 1,450,000	5.00%	Upon Demand - 2025	1,450,000	-	1,450,000	92,959
Total				**1,450,000**	**-**	**1,450,000**	**92,959**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	1,450,000
2025	-
2026	-
2027	-
2028	-
Thereafter	-

*These notes are callable upon demand which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 4,108,495 shares were issued and outstanding as of December 31, 2023.

Voting: Holders of Common Stock are entitled to one vote per share. However, the holders of all 108,495 shares issued in 2023 have given proxy to the Company's CEO.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. Throughout 2023, a total of 108,495 shares of Common Stock were sold at a price of $5.25 per share through a funding portal; however, a portion of these shares were sold at a discounted price such that the average realized price of all shares sold through the funding portal was $4.40, resulting in a total discount of $92,428 upon issuance.

Furthermore, of the total funds raised from the sale of these shares, a portion of the proceeds in the amount of $27,057 has yet to be received by the Company as of December 31, 2023. When subscription receivables are funded prior to the issuance of financial statements, but after the Company's reporting date of December 31, 2023 in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified from a contra account within Stockholders' Equity to a subscription receivable within Assets on the balance sheet. This subscription receivable has been funded in 2024 prior to the issuance of these financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued.

In August 2023, the Company's CFO and Director resigned due to conflicting matters and an immediate family member has assumed the role of Director to fill this vacancy. The former CFO is a significant shareholder and remains committed to ensuring the Company's success.

Please see Note 6 regarding the funding of the Company's subscription receivable.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Tony Diamond, Principal Executive Officer of W Motorhome Sales North America, Inc., hereby certify that the financial statements of W Motorhome Sales North America, Inc. included in this Report are true and complete in all material respects.

Tony Diamond

Chief Executive Officer, President and Director